Exhibit 99.1

Q1
2018

SHAREHOLDERS’ REPORT

SUN LIFE FINANCIAL INC.

For the period ended

March 31, 2018

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to AST Trust Company (Canada).

For more information call AST Trust Company (Canada) at 1 877 224-1760.

Sun Life Financial Reports First Quarter 2018 Results

The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. (“SLF Inc.”) for the period ended March 31, 2018. Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON – (May 8, 2018) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the first quarter ended March 31, 2018. First quarter reported net income was $669 million and underlying net income(1) was $770 million.

	Quarterly results
	Q1’18	Q1’17
Reported net income ($ millions)	669	551
Underlying net income(1) ($ millions)	770	573
Reported EPS(2) ($)	1.09	0.89
Underlying EPS(1)(2) ($)	1.26	0.93
Reported ROE(1)	13.1%	11.0%
Underlying ROE(1)	15.1%	11.5%
Insurance sales(1) ($ millions)	665	772
Wealth sales(1) ($ billions)	39.8	37.6
Assets under management(1) ($ billions)	978.9	927.3
LICAT ratios(3)
Sun Life Financial	149%	n/a
Sun Life Assurance(4)	139%	n/a
Financial leverage ratio	22.2%	22.6%

“In the first quarter we delivered $770 million in underlying net income and a 15.1% ROE,” said Dean Connor, President and CEO, Sun Life Financial. “We are also pleased to announce an increase in our common share dividend by 4% to $0.475, reflecting confidence in our growth prospects and our strong capital position.”

“This quarter showcased the sustained progress of our Client strategy with strengthened digital relationships to improve the Client experience. Within SLF Canada, almost all of our group health members can file e-claims directly on web and mobile and more than 2.1 million Clients are now interacting with us digitally. As well, in Hong Kong, we launched our first Client mobile app with the aim of making it easier for Clients to view their policy information all in one place, anytime, anywhere. With this, Hong Kong joins the Philippines and Indonesia in providing our Clients with an integrated digital platform and experience.”

Financial and Operational Highlights

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate. We detail our continued progress in the four pillars below.

($ millions, unless otherwise noted)
	Reported net income (loss)				Underlying net income (loss)(1)				Insurance sales(1)			Wealth sales(1)
	Q1’18	Q1’17	change		Q1’18	Q1’17	change		Q1’18	Q1’17	change	Q1’18	Q1’17	change
SLF Canada	249	266	(6)%		295	229	29%		296	451	(34)%	3,825	4,403	(13)%
SLF U.S.(2)	96	25	284%		129	59	119%		136	121	12%	–	–
SLF Asset Management	210	171	23%		231	183	26%		–	–		32,264	30,306	6%
SLF Asia(2)	133	85	56%		128	97	32%		233	200	17%	3,736	2,897	29%
Corporate	(19)	4	nm	(3)	(13)	5	nm	(3)	–	–		–	–
Total	669	551	21%		770	573	34%		665	772	(14)%	39,825	37,606	6%

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia as described below, and balances in 2017 have been changed to conform with the current year presentation.

(3)	Not meaningful.

Effective first quarter of 2018, we transferred our International business unit from SLF U.S. to SLF Asia. By combining our SLF Asia and International capabilities, we expect to accelerate the development of our high net worth insurance business in Asia. SLF U.S. will focus on growing our U.S. group benefits business and managing the in-force block of U.S. individual insurance.

Our reported net income of $669 million in the first quarter of 2018 increased $118 million compared to the same quarter in 2017, including unfavourable market related impacts of $79 million. Underlying net income in the first quarter of 2018, increased $197 million to $770 million, primarily driven by interest on par seed capital(5) of $110 million, strong business growth, the lower income tax rate in the U.S., investment experience, and mixed insurance experience.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	All EPS measures refer to fully diluted EPS, unless otherwise stated.
(3)	For further information on the Life Insurance Capital Adequacy Test effective January 1, 2018, see section E – Financial Strength. LICAT ratios are not applicable before January 1, 2018.
(4)	Sun Life Assurance is SLF Inc.’s principal operating life insurance subsidiary.
(5)	Interest on seed capital transferred from the participating account to the shareholder account. For additional information, see section C – Profitability in this document.

Sun Life Financial Inc.	First Quarter 2018	1

Our reported ROE(1) increased to 13.1% reflecting higher earnings. Our dividend is increasing by $0.02, from $0.455 to $0.475. SLF Inc. and its wholly-owned holding companies had $1,654 million in cash and other liquid assets as at March 31, 2018. A dividend of $1.2 billion from Sun Life Assurance to SLF Inc. was declared subsequent to the end of the first quarter of 2018.

A Leader in Insurance and Wealth Solutions in our Canadian Home Market

SLF Canada’s reported net income was $249 million in the quarter, down 6% compared to the same period in 2017, largely reflecting unfavourable market impacts primarily driven by declining equity markets. Underlying net income was higher by $66 million from the same period in 2017, mainly due to interest on par seed capital(2) of $75 million, strong business growth in Group Retirement Services (“GRS”), as well as positive credit experience, partially offset by less favourable mortality experience and unfavourable morbidity experience.

Following a strong sales quarter as a result of tax legislation and product design changes in the first quarter of 2017, SLF Canada individual insurance sales decreased 39% in the first quarter of 2018. Group Benefits and wealth sales decreased 32% and 13%, respectively, compared to the same quarter in the prior year mainly due to fewer large case sales.

During the quarter, we continued to deepen our digital relationship with our Clients, introducing functionality to make it easier for Clients to interact with us at the right time and in the way they choose. For example, individual in-plan deposits in Group Retirement Services increased 45% over the prior year to $224 million, driven by more relevant and targeted messaging to Clients, including Ella (our interactive digital coach).

A Leader in U.S. Group Benefits

Reported net income was $96 million, up $71 million from the same quarter in the prior year, and underlying net income was $129 million, up $70 million from the same quarter in the prior year. SLF U.S.’s underlying net income reflected interest on par seed capital(2) of $35 million, favourable morbidity experience, and investment activity, partially offset by unfavourable policyholder behaviour and unfavourable mortality experience. The after-tax profit margin for Group Benefits(3) was 5.6% as of the first quarter of 2018, compared to 2.8% as of the first quarter of 2017.

SLF U.S. Group Benefits sales in U.S. dollars increased 17% compared to the same quarter in 2017, with increases across most product lines. Sun Life U.S. grew its stop-loss business-in-force by 20%, compared to the first quarter of 2017, on strong sales and renewal results for January 1, 2018 effective dates driven by continued delivery of its Client value and service.

The Company’s U.S. Disability RMS business implemented a large, new disability program with an industry partner. SLF U.S. also continued to streamline and enhance the onboarding experience for new Clients, installing more than 1,200 employer groups during the first quarter.

A Leader in Global Asset Management

SLF Asset Management’s reported net income of $210 million was up 23% from the first quarter of 2017 largely due to MFS Investment Management’s (“MFS”) higher average net assets and the lower income tax rate in the U.S. Underlying net income was $231 million in the first quarter of 2018, up 26% from the first quarter of 2017, driven by higher average net assets and the lower income tax rate in the U.S. The higher average net assets resulted in a pre-tax net operating profit margin ratio for MFS(1) of 38%, up from 36% in the first quarter of 2017.

SLF Asset Management ended the first quarter with $681.7 billion in assets under management consisting of $621.6 billion (US$482.2 billion) from MFS and $60.1 billion from Sun Life Investment Management (“SLIM”). MFS net outflows of US$4.3 billion in the quarter were partially offset by SLIM net inflows of $0.3 billion.

MFS ranked second out of approximately 50 firms in the Barron’s 2017 Fund Family Rankings for ten-year firm-wide performance for the third consecutive year. In the first quarter of 2018, 83%, 84% and 91% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively.

A Leader in Asia through Distribution Excellence in Higher Growth Markets

SLF Asia’s reported net income of $133 million was up $48 million from the first quarter of 2017 and underlying net income of $128 million was up $31 million from the first quarter of 2017, reflecting strong business growth.

SLF Asia insurance sales were $233 million in the first quarter of 2018, up 17% compared to the first quarter of 2017, with double-digit growth in the Philippines, Indonesia, Vietnam, China, India, and Malaysia. SLF Asia wealth sales were up by 29% to $3.7 billion in the first quarter of 2018, compared to $2.9 billion in the first quarter of 2017. Strong wealth sales were led by continued growth in our pension business in Hong Kong, our Indian joint venture mutual fund company, and our asset management company in the Philippines.

In Hong Kong, our Rainbow MPF(4) plan was ranked highest at the 2018 MPF Awards(5) and won the 2018 MPF Scheme of the Year. In addition, we were also awarded nine 2018 Consistent Performer awards in the one-, five-, and ten-year categories.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Interest on seed capital transferred from the participating account to the shareholder account. For additional information, see section C – Profitability in this document.
(3)	Represents a non-IFRS financial measure. Based on underlying net income, on a trailing four quarters basis, and is described in section M – Non-IFRS Financial Measures in this document.
(4)	Mandatory provident funds (“MPF”) sold in Hong Kong.
(5)	The 2018 MPF Awards were co-organized by MPF Ratings and Asia Asset Management. MPF Ratings’ assessments cover investment structure and performance, fees and charges and assessment of overall services, including governance and transparency, customer service standard, services to employers and members, member education and communication, account administration efficiency and use of technology.

2	Sun Life Financial Inc.	First Quarter 2018

Sun Life Financial Inc.	First Quarter 2018	3

About Sun Life Financial

Sun Life Financial Inc. (“SLF Inc.”) is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2018, Sun Life Financial had total assets under management (“AUM”) of $979 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively) and annual management’s discussion and analysis (“MD&A”). Effective first quarter of 2018, we transferred our International business unit from SLF U.S. to SLF Asia. We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section M – Non-IFRS Financial Measures in this document. Non-IFRS Financial Measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N – Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

B. Financial Summary

	Quarterly results
($ millions, unless otherwise noted)	Q1’18	Q4’17	Q1’17
Net income (loss)
Reported net income (loss)	669	207	551
Underlying net income (loss)(1)	770	641	573
Diluted Earnings per share (“EPS”) ($)
Reported EPS (diluted)	1.09	0.34	0.89
Underlying EPS (diluted)(1)	1.26	1.05	0.93
Reported basic EPS ($)	1.10	0.34	0.90
Return on equity (“ROE”) (%)
Reported ROE(1)	13.1%	4.1%	11.0%
Underlying ROE(1)	15.1%	12.7%	11.5%
Sales
Insurance sales(1)	665	1,106	772
Wealth sales(1)	39,825	35,300	37,606
Premiums and deposits
Net premium revenue	4,645	4,078	3,564
Segregated fund deposits	3,395	2,680	3,437
Mutual fund sales(1)	24,056	21,329	24,180
Managed fund sales(1)	12,345	11,170	9,394
ASO(2) premium and deposit equivalents(1)	1,675	1,709	1,718
Total premiums and deposits(1)	46,116	40,966	42,293
Assets under management (“AUM”)
General fund assets	163,499	162,720	160,044
Segregated funds	106,221	106,392	101,055
Mutual funds, managed funds and other AUM(1)	709,206	705,673	666,176
Total AUM(1)	978,926	974,785	927,275
LICAT(3)(4) ratios
Sun Life Financial	149%	n/a	n/a
Sun Life Assurance	139%	n/a	n/a
Financial leverage ratio(1)	22.2%	23.6%	22.6%
Dividend
Dividend payout ratio(1)	36%	43%	45%
Dividends per common share ($)	0.455	0.455	0.420
Capital
Subordinated debt and innovative capital instruments(5)	3,736	4,136	3,735
Participating policyholders’ equity and non-controlling interests	475	650	586
Total shareholders’ equity	22,804	22,321	22,225
Total capital	27,015	27,107	26,546
Average common shares outstanding (millions)	610	612	614
Closing common shares outstanding (millions)	607.6	610.5	613.7

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Administrative Services Only (“ASO”).
(3)	Life Insurance Capital Adequacy Test (“LICAT”) ratio.
(4)	LICAT ratios are not applicable before January 1, 2018; we previously used the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) guideline, the former capital regulatory guideline.
(5)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see section I – Capital and Liquidity Management – 1 – Capital in our 2017 annual MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	5

C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impact that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results
($ millions, after-tax)	Q1’18	Q4’17	Q1’17
Reported net income	669	207	551
Market related impacts(1)	(68)	(57)	11
Assumption changes and management actions(1)	(3)	(34)	1
Other adjustments(1)	(30)	(343)	(34)
Underlying net income(2)	770	641	573
Reported ROE(2)	13.1%	4.1%	11.0%
Underlying ROE(2)	15.1%	12.7%	11.5%
Impact of other notable items on reported and underlying net income
Experience related items(3)
Impact of investment activity on insurance contract liabilities	48	15	18
Mortality	(16)	11	21
Morbidity	12	10	(6)
Credit	21	23	4
Lapse and other policyholder behaviour	(29)	(12)	(15)
Expenses(4)	(4)	(44)	6
Other(4)	62	(9)	(23)

(1)	See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures.
(3)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(4)	Expense experience has been revised to exclude short-term strategic spending, which is now presented in Other. Prior periods have been conformed to this presentation.

Q1 2018 vs. Q1 2017

Our reported net income of $669 million in the first quarter of 2018, increased $118 million compared to the same quarter in 2017, including $79 million unfavourable change in market related impacts. Underlying net income in the first quarter of 2018, increased $197 million to $770 million, primarily driven by interest on par seed capital of $110 million, as described in Experience related items in this section, strong business growth, the lower income tax rate in the U.S., as well as identified experience related items.

1.	Market related impacts(1)

Market related impacts in the first quarter of 2018 compared to the same period last year, was primarily driven by unfavourable impacts from equity markets and fair values of real estate.

2.	Assumption changes and management actions(1)

The effects of assumption changes and management actions (“ACMA”) were not significant during the first quarter of 2018 or the first quarter of 2017.

3.	Other adjustments(1)

Other adjustments decreased reported net income by $30 million in the first quarter of 2018, compared to a decrease of $34 million in the first quarter of 2017. Compared to the first quarter of 2017, Certain hedges in Canada that do not qualify for hedge accounting, and acquisition, integration and restructuring amounts were favourable, partially offset by Fair value adjustments on MFS’s share-based payment awards.

4.	Experience related items

In the first quarter of 2018, the seed capital that was transferred to the participating account at demutualization was transferred back to the shareholder account, along with accrued investment income. The results include the investment income of $110 million – $75 million in SLF Canada and $35 million in SLF U.S. (“interest on par seed capital”) – which is presented in Experience related items – Other. Additional information can be found in Note 10 of the first quarter 2018 Interim Consolidated Financial Statements.

(1)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.

6	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

Compared to the prior year, Experience related items also reflected the favourable impact of investment activity in SLF U.S. and U.K., morbidity experience predominantly in SLF U.S., and credit experience primarily in SLF Canada, partially offset by unfavourable mortality experience, more unfavourable lapse and other policyholder behaviour, and other expense items across the enterprise.

5.	Income taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

In the first quarter of 2018, our effective income tax rates on reported net income and underlying net income(1) were 16.4% and 15.8% compared to 19.6% and 17.5% in the first quarter of 2017, respectively. This is within our expected range of 15% to 20%.

6.	Impact of foreign exchange rates

During the first quarter of 2018, our reported net income and underlying net income both decreased by $19 million, as a result of the impact of the movement of the Canadian dollar in the first quarter of 2018 relative to the average exchange rates in the first quarter of 2017.

D. Growth

1. Sales

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Insurance sales(1)
SLF Canada	296	227	451
SLF U.S.(2)	136	627	121
SLF Asia(2)	233	252	200
Total insurance sales(1)	665	1,106	772
Wealth sales(1)
SLF Canada	3,825	3,183	4,403
SLF Asia	3,736	3,603	2,897
Total wealth sales excluding SLF Asset Management(1)	7,561	6,786	7,300
SLF Asset Management sales(1)	32,264	28,514	30,306
Total wealth sales(1)	39,825	35,300	37,606

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2018 we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation. For further information, see section F – Performance by Business Group in this document.

Total Company insurance sales were $665 million in the first quarter of 2018, down 14% (12% on a constant currency basis) compared to the same period in 2017.

•

SLF Canada insurance sales decreased, mainly due to a large case sale in Group Benefits in the first quarter of 2017 and the strong individual life insurance sales in the first quarter in 2017 as a result of the tax legislation and product design changes

•	SLF U.S. insurance sales increased mainly reflecting higher employee benefits and stop-loss sales, partially offset by the currency impact from the change in the Canadian dollar
•	SLF Asia insurance sales were up 20% on a constant currency basis, reflecting sales growth in all markets except Hong Kong and International

Total Company wealth sales were $39.8 billion in the first quarter of 2018, up 6% (10% on a constant currency basis) compared to the first quarter of 2017.

•	SLF Canada wealth sales decreased, mainly due to lower sales in GRS reflecting fewer large case sales in the first quarter of 2018
•	SLF Asia wealth sales were up, primarily led by higher sales in India, Hong Kong, the Philippines, and China, partially offset by the currency impact from the change in the Canadian dollar
•	SLF Asset Management gross sales were higher, largely attributable to higher managed fund sales in MFS, partially offset by the currency impact from the change in the Canadian dollar

(1)	Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	7

2. Premiums and Deposits

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Net premium revenue	4,645	4,078	3,564
Segregated fund deposits	3,395	2,680	3,437
Mutual fund sales(1)	24,056	21,329	24,180
Managed fund sales(1)	12,345	11,170	9,394
ASO premium and deposit equivalents(1)	1,675	1,709	1,718
Total premiums and deposits(1)	46,116	40,966	42,293
Total adjusted premiums and deposits(1)(2)	47,972	43,104	43,042

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s Group Benefits (“GB”) Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Net premium revenue was $4.6 billion, up $1.0 billion from the first quarter of 2017, primarily driven by the impact of the partial recapture of a reinsurance agreement in GB, and an increase in GRS in SLF Canada, partially offset by the currency impact from the change in the Canadian dollar and lower premiums in Hong Kong and International in SLF Asia.

Segregated fund deposits were $3.4 billion in the first quarter of 2018, largely in line with the first quarter of 2017.

Sales of mutual funds were $24.1 billion in the first quarter of 2018, down slightly from the first quarter of 2017, largely reflected the currency impact from the change in the Canadian dollar, partially offset by increased sales from India and the Philippines in SLF Asia, and higher sales in MFS and SLF Canada.

Sales of managed funds were $12.3 billion in the first quarter of 2018, increased by $2.9 billion from the first quarter of 2017, primarily due to higher sales in MFS and Hong Kong in SLF Asia, partially offset by the currency impact from the change in the Canadian dollar and lower sales in SLIM.

ASO premium and deposit equivalents in the first quarter of 2018 remain largely in line with the same period in 2017.

The currency impact for total premium and deposits for the first quarter of 2018 from the change in the Canadian dollar relative to average exchange rates in the first quarter of 2017 decreased total premiums and deposits by approximately $1.7 billion.

3. Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q1’18	Q4’17	Q3’17	Q2’17	Q1’17
Assets under management (“AUM”)(1)
General fund assets	163,499	162,720	158,757	161,755	160,044
Segregated funds	106,221	106,392	102,237	102,066	101,055
Mutual funds, managed funds and other AUM(1)	709,206	705,673	672,601	680,000	666,176
Total AUM(1)	978,926	974,785	933,595	943,821	927,275

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

AUM were $978.9 billion as at March 31, 2018, compared to AUM of $974.8 billion as at December 31, 2017. The increase in AUM of $4.1 billion between December 31, 2017 and March 31, 2018 resulted primarily from:

(i)	an increase of $19.2 billion from the weakening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017; and
(ii)	an increase of $0.5 billion of other business activities; partially offset by
(iii)	a decrease of $11.6 billion from unfavourable market movements; and
(iv)	net outflow of mutual, managed, and segregated funds of $4.0 billion.

For the first quarter of 2018, net outflows of mutual, managed and segregated funds were $4.0 billion, predominantly driven by net outflows from MFS of $5.4 billion, partially offset by net inflows of $0.9 billion from SLF Canada, $0.4 billion from SLF Asia and $0.3 billion from SLIM.

8	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

E. Financial Strength

	Quarterly results
	Q1’18	Q4’17	Q3’17	Q2’17	Q1’17
LICAT ratio(1)
Sun Life Financial	149%	n/a	n/a	n/a	n/a
Sun Life Assurance	139%	n/a	n/a	n/a	n/a
Financial leverage ratio(2)	22.2%	23.6%	22.5%	22.5%	22.6%
Dividend
Dividend payout ratio(2)	36%	43%	41%	39%	45%
Dividends per common share ($)	0.455	0.455	0.435	0.435	0.42
Capital
Subordinated debt and innovative capital instruments(3)	3,736	4,136	3,736	3,736	3,735
Participating policyholders’ equity and non-controlling interests	475	650	633	628	586
Preferred shareholders’ equity	2,257	2,257	2,257	2,257	2,257
Common shareholders’ equity	20,547	20,064	20,041	20,059	19,968
Total capital	27,015	27,107	26,667	26,680	26,546

(1)	LICAT ratios are not applicable before January 1, 2018.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see section I – Capital and Liquidity Management – 1 – Capital in our 2017 annual MD&A.

Effective January 1, 2018, The Office of the Superintendent of Financial Institutions (“OSFI”) has replaced the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) capital adequacy guideline with the Life Insurance Capital Adequacy Test (“LICAT”). As indicated by OSFI, the LICAT is an evolution of OSFI’s regulatory capital expectations, as it represents a more advanced and risk-sensitive approach to capital.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at March 31, 2018, SLF Inc.’s LICAT ratio was 149% which is well above OSFI’s regulatory minimum ratio of 90%.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity, and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at March 31, 2018, our total capital was $27.0 billion, compared to $27.1 billion as at December 31, 2017. The decrease in total capital was primarily the result of the repayment of $400 million of subordinated debentures detailed below, payment of $277 million of dividends on common shares, unrealized losses on available-for-sale (“AFS”) assets of $190 million, and $166 million from the repurchase and cancellation of common shares, partially offset by total net income of $605 million and foreign currency translation gain of $313 million included in other comprehensive income (loss).

SLF Inc. and its wholly-owned holding companies had $1,654 million in cash and other liquid assets as at March 31, 2018 ($2,019 million as at December 31, 2017). The decrease in cash and other liquid assets in these holding companies in the first quarter of 2018 was primarily attributable to the repayment of $400 million of subordinated debentures detailed below. Other liquid assets as noted above include cash equivalents, short-term investments, and publicly traded securities.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2018, Sun Life Assurance’s LICAT ratio was 139% well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%. A dividend of $1,200 million from Sun Life Assurance to SLF Inc. was declared subsequent to the end of the first quarter of 2018. If this dividend had been declared on March 31, 2018, it would have reduced the Sun Life Assurance LICAT ratio by approximately 7 percentage points.

On January 30, 2018, SLF Inc. redeemed all of the outstanding $400 million principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

Normal Course Issuer Bid

On August 14, 2017, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 11.5 million common shares between August 14, 2017 and August 13, 2018. During the first quarter of 2018, SLF Inc. purchased and cancelled approximately 3.1 million common shares at a total cost of $166 million. During 2017, SLF Inc. purchased and cancelled approximately 3.5 million common shares at a total cost of $175 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	9

F. Performance by Business Group

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Reported net income (loss)
SLF Canada	249	172	266
SLF U.S.(1)	96	(63)	25
SLF Asset Management	210	114	171
SLF Asia(1)	133	121	85
Corporate	(19)	(137)	4
Total reported net income (loss)	669	207	551
Underlying net income (loss)(2)
SLF Canada	295	232	229
SLF U.S.(1)	129	95	59
SLF Asset Management	231	226	183
SLF Asia(1)	128	111	97
Corporate	(13)	(23)	5
Total underlying net income (loss)(2)	770	641	573

(1)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia as described below, and balances in 2017 have been changed to conform with the current year presentation.

(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2017 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

Effective first quarter of 2018, we transferred our International business unit from SLF U.S. to SLF Asia. By combining our SLF Asia and International capabilities, we expect to accelerate the development of our high net worth insurance business in Asia. The U.S. will focus on growing our U.S. group benefits business and managing the in-force block of U.S. individual insurance.

1. SLF Canada

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Individual Insurance & Wealth	107	42	133
Group Benefits	69	78	81
Group Retirement Services	73	52	52
Reported net income (loss)	249	172	266
Market related impacts	(44)	(38)	32
Assumption changes and management actions	(7)	(24)	7
Other adjustments(1)	5	2	(2)
Underlying net income (loss)(2)	295	232	229
Reported ROE (%)(2)(3)	15.1	9.0	13.7
Underlying ROE (%)(2)(3)	17.9	12.2	11.8
Insurance sales(2)	296	227	451
Wealth sales(2)	3,825	3,183	4,403

(1)	Mainly comprised of Certain hedges in SLF Canada that do not qualify for hedge accounting. For further information, see section M – Non-IFRS Financial Measures in this document.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)	The adoption of LICAT impacted the capital allocation for SLF Canada. As a result, reported and underlying ROEs increased approximately 1.6% and 1.8%, respectively, in the first quarter of 2018.

Profitability

Q1 2018 vs. Q1 2017

SLF Canada’s reported net income was $249 million in the first quarter of 2018, compared to $266 million in the first quarter of 2017. Underlying net income in the first quarter of 2018 was $295 million, compared to $229 million in the first quarter of 2017.

10	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reported net income in the first quarter of 2018 compared to the first quarter of 2017 was primarily affected by unfavourable market related impacts, largely as a result of equity market changes. Underlying net income in the first quarter of 2018 compared to the same period in 2017 increased largely due to interest on par seed capital of $75 million, as well as positive investment experience, partially offset by unfavourable mortality and morbidity experience.

Growth

Q1 2018 vs. Q1 2017

Following a strong sales quarter in 2017 as a result of the tax legislation and product design changes, SLF Canada individual insurance sales decreased in the first quarter of 2018 to $88 million, compared to $144 million. Sales in Group Benefits of $208 million decreased 32% compared to the first quarter of 2017, due to a large case sale in the first quarter of 2017.

SLF Canada wealth sales of $3.8 billion in the first quarter of 2018 were down compared to $4.4 billion in the first quarter of 2017, primarily due to lower GRS sales. GRS sales of $2.0 billion decreased by 25% compared to the same quarter of the prior year, due to fewer large case defined contribution sales in the first quarter of 2018. Individual wealth sales of $1.8 billion were 5% above the same quarter of the prior year with continued growth from our wealth manufactured(1) products.

2. SLF U.S.

	Quarterly results(1)
(US$ millions)	Q1’18	Q4’17	Q1’17
Group Benefits	33	30	8
In-force Management	43	(79)	12
Reported net income (loss)	76	(49)	20
Market related impacts(2)	(20)	(25)	(9)
Assumption changes and management actions(3)	2	–	(3)
Other adjustments(3)(4)	(8)	(98)	(13)
Underlying net income (loss)(5)	102	74	45
Reported ROE (%)	11.2	(7.2)	3.1
Underlying ROE (%)(5)	15.1	10.9	7.0
After-tax profit margin for Group Benefits (%)(6)	5.6	5.0	2.8
Insurance sales(5)	108	494	92

(C$ millions)
Reported net income (loss)	96	(63)	25
Underlying net income (loss)(5)	129	95	59

(1)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation. For further information, see earlier in this section.

(2)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(3)

Includes the impact of U.S. tax reform in the fourth quarter of 2017. For further information, see section M – Non-IFRS Financial Measures in this document and section G – Performance by Business Group in the 2017 annual MD&A.

(4)

Includes Acquisition, integration and restructuring amounts of US$(8) million, US$(8) million, and US$(13) million in the first quarter of 2018, fourth quarter of 2017, and first quarter of 2017, respectively, and U.S. tax reform in the fourth quarter of 2017.

(5)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(6)	Represents a non-IFRS financial measure. Based on underlying net income, on a trailing four quarters basis, and is described in section M – Non-IFRS Financial Measures in this document.

Profitability

Q1 2018 vs. Q1 2017

SLF U.S.’s reported net income was US$76 million ($96 million) in the first quarter of 2018, compared to reported net income of US$20 million ($25 million) in the first quarter of 2017. Underlying net income was US$102 million ($129 million), compared to US$45 million ($59 million) in the first quarter of 2017. The impact from the movement of the Canadian dollar in the first quarter of 2018 relative to average exchange rates in the first quarter of 2017 decreased reported net income and underlying net income by $5 million and $6 million, respectively.

Reported net income in the first quarter of 2018 compared to reported net income in the first quarter of 2017 reflected unfavourable market related impacts primarily driven by interest rates and an increase in the unfavourable impact of changes in fair value of real estate. Underlying net income improved compared to the first quarter of 2017, benefiting from the interest on par seed capital by US$28 million ($35 million) in the first quarter of 2018 within In-force Management, and favourable morbidity experience, investment

(1)	Represents sales of individual wealth products developed by Sun Life Financial, which include Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	11

activity, and the lower income tax rate in the U.S., partially offset by unfavourable lapse and other policyholder behaviour experience in In-force Management and unfavourable mortality experience in Group Benefits. The after-tax profit margin for Group Benefits(1) was 5.6% as of the first quarter of 2018, compared to 2.8% as of the first quarter of 2017.

Growth

Q1 2018 vs. Q1 2017

SLF U.S. Group Benefits sales of US$108 million in the first quarter of 2018 increased 17% compared to the first quarter of 2017 of US$92 million, driven by an increase across most product lines, with the largest growth in life, disability, and medical stop-loss sales.

3. SLF Asset Management

	Quarterly results
SLF Asset Management (C$ millions)	Q1’18	Q4’17	Q1’17
Reported net income	210	114	171
Other adjustments(1)	(21)	(112)	(12)
Underlying net income(2)	231	226	183
Assets under management (C$ billions)(2)	681.7	677.6	642.8
Gross sales (C$ billions)(2)	32.3	28.5	30.3
Net sales (C$ billions)(2)	(5.1)	(3.4)	(12.5)

MFS (C$ millions)
Reported net income	201	91	164
Other adjustments(1)	(21)	(129)	(12)
Underlying net income(2)	222	220	176
Assets under management (C$ billions)(2)	621.6	618.3	586.9
Gross sales (C$ billions)(2)	29.6	25.6	27.3
Net sales (C$ billions)(2)	(5.4)	(5.0)	(14.7)
MFS (US$ millions)
Reported net income	159	72	124
Other adjustments(1)	(17)	(102)	(9)
Underlying net income(2)	176	174	133
Pre-tax net operating profit margin ratio(2)	38%	40%	36%
Average net assets (US$ billions)(2)	495.0	482.6	437.6
Assets under management (US$ billions)(2)(3)	482.2	491.6	440.9
Gross sales (US$ billions)(2)	23.4	20.1	20.6
Net sales (US$ billions)(2)	(4.3)	(4.0)	(11.1)
Asset appreciation (depreciation) (US$ billions)	(5.1)	21.4	26.4
S&P 500 Index (daily average)	2,733	2,605	2,324
MSCI EAFE Index (daily average)	2,072	2,005	1,749

SLIM (C$ millions)
Reported net income	9	23	7
Other adjustments(1)	–	17	–
Underlying net income(2)	9	6	7
Assets under management (C$ billions)(2)	60.1	59.3	55.9
Gross sales (C$ billions)(2)	2.7	2.9	3.0
Net sales (C$ billions)(2)	0.3	1.6	2.2

(1)

Comprised of Fair value adjustments on MFS’s share-based payment awards and U.S. tax reform. For further information, see section M – Non-IFRS Financial Measures in this document and section G – Performance by Business Group in the 2017 annual MD&A.

(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at March 31, 2018.

(1)	Represents a non-IFRS financial measure. Based on underlying net income, on a trailing four quarters basis, and is described in section M – Non-IFRS Financial Measures in this document.

12	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

Profitability

Q1 2018 vs. Q1 2017

SLF Asset Management’s reported net income was $210 million in the first quarter of 2018, compared to $171 million in the first quarter of 2017. SLF Asset Management had underlying net income of $231 million in the first quarter of 2018, compared to $183 million in the first quarter of 2017. The impact from the movement of the Canadian dollar in the first quarter of 2018 relative to average exchange rates in the first quarter of 2017 decreased reported net income and underlying net income by $9 million and $10 million, respectively.

SLF Asset Management’s higher reported net income, compared to the same quarter in 2017, reflected higher average net assets and the lower income tax rate in the U.S., partially offset by Fair value adjustments on MFS’s share-based payment awards.

In U.S. dollars, MFS’s reported net income was US$159 million in the first quarter of 2018, compared to US$124 million in the first quarter of 2017. MFS’s underlying net income was US$176 million in the first quarter of 2018, compared to US$133 million in the first quarter of 2017. MFS’s reported net income and underlying net income compared to the first quarter of 2017 reflected higher average net assets and the lower income tax rate in the U.S. MFS’s pre-tax net operating profit margin ratio was 38% in the first quarter of 2018, up from 36% in the first quarter of 2017 due primarily to higher average net assets.

Growth

SLF Asset Management’s AUM was $681.7 billion as at March 31, 2018, compared to $677.6 billion as at December 31, 2017. The increase in AUM was primarily due to currency impact, partially offset by asset depreciation and net outflows. MFS’s AUM was US$482.2 billion ($621.6 billion) as at March 31, 2018, compared to US$491.6 billion ($618.3 billion) as at December 31, 2017. The decrease of US$9.4 billion was primarily driven by redemptions of US$27.7 billion and asset depreciation of US$5.1 billion, partially offset by gross sales of US$23.4 billion.

MFS ranked second out of approximately 50 firms in the Barron’s 2017 Fund Family Rankings for ten-year firm-wide performance for the third consecutive year. In the first quarter of 2018, 83%, 84% and 91% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively.

SLIM’s AUM was $60.1 billion as at March 31, 2018, compared to $59.3 billion as at December 31, 2017.

4. SLF Asia

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Insurance and Wealth	105	83	73
International(1)	28	38	12
Reported net income (loss)	133	121	85
Market related impacts(2)	4	15	(1)
Assumption changes and management actions	1	–	(11)
Other adjustments	–	(5)	–
Underlying net income (loss)(3)	128	111	97
Reported ROE (%)(3)	11.2	9.0	6.4
Underlying ROE (%)(3)	10.7	8.2	7.2
Insurance sales(3)	233	252	200
Wealth sales(3)	3,736	3,603	2,897

(1)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation. For further information, see earlier in this section.

(2)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Q1 2018 vs. Q1 2017

SLF Asia’s reported net income, including the International business unit, was $133 million in the first quarter of 2018, compared to reported net income of $85 million in the first quarter of 2017. Underlying net income was $128 million, compared to $97 million in the first quarter of 2017. The impact from the movement of the Canadian dollar in the first quarter of 2018 relative to average exchange rates in the first quarter of 2017 reduced both reported net income and underlying net income by $7 million.

Reported net income in the first quarter of 2018 compared to the first quarter of 2017 reflected favourable market related impacts due to favourable credit spread changes partially offset by unfavourable equity market movements. Underlying net income in the first quarter of 2018, compared to the first quarter of 2017, reflected strong business growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	13

As a result of a revision of the capital allocation model for SLF Asia, reported and underlying ROEs for SLF Asia both increased approximately 1.4% in the first quarter of 2018. The remaining increases in SLF Asia’s ROEs reflected business growth in the first quarter of 2018.

Growth

Q1 2018 vs. Q1 2017

SLF Asia insurance sales were $233 million in the first quarter of 2018, compared to $200 million in the first quarter of 2017. Total individual insurance sales increased 14%, driven by double-digit growth in all markets except Hong Kong and International, which had lower sales compared to strong 2017 results. On a constant currency basis, individual insurance sales increased 18%.

SLF Asia wealth sales were $3.7 billion in the first quarter of 2018, compared to $2.9 billion in the first quarter of 2017. The continued growth momentum in wealth sales was led by our pensions business in Hong Kong, equity and fixed income funds in our Indian joint venture mutual fund company, Aditya Birla Sun Life AMC Limited, and our asset management company in the Philippines.

5. Corporate

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
SLF U.K.	48	6	45
Corporate Support	(67)	(143)	(41)
Reported net income (loss)	(19)	(137)	4
Market related impacts(1)	(3)	–	(8)
Assumption changes and management actions(2)	–	(10)	9
Other adjustments(2)(3)	(3)	(104)	(2)
Underlying net income (loss)(4)	(13)	(23)	5

(1)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(2)

Includes the impact of U.S. tax reform in the fourth quarter of 2017. For further information, see section M – Non-IFRS Financial Measures in this document and section G – Performance by Business Group in the 2017 annual MD&A.

(3)

Comprised of Acquisition, integration and restructuring amounts and U.S. tax reform. Acquisition, integration and restructuring amounts for the fourth quarter of 2017 consisted primarily of the impact of the restructuring charge related to Company’s plan to enhance business processes and organizational structures and capabilities. The Acquisition, integration and restructuring amounts were $(3) million, $(50) million, and $(2) million for the first quarter of 2018, fourth quarter of 2017, and first quarter of 2017, respectively.

(4)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Q1 2018 vs. Q1 2017

Reported net loss in Corporate was $19 million in the first quarter of 2018, compared to reported net income of $4 million in the first quarter of 2017. Underlying net loss was $13 million, compared to underlying net income of $5 million in the first quarter of 2017. The reported net loss and underlying net loss reflected an increase in expenses, and tax related items, partially offset by favourable investing activity experience in the U.K.

SLF U.K.’s reported net income in the first quarter of 2018 increased compared to the first quarter of 2017 due to favourable investing activity, partially offset by the impact of ACMA and less favourable mortality experience.

Corporate Support had a reported net loss of $67 million in the first quarter of 2018, compared to a reported net loss of $41 million in the first quarter of 2017. The increase in loss was primarily due to higher regulatory related expenses (including the adoption of LICAT and the IFRS 17 initiative) and tax related items.

14	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

G. Investments

We had total general fund invested assets of $146.2 billion as at March 31, 2018, compared to $146.1 billion as at December 31, 2017. The increase in general fund invested assets was primarily due to changes in the currency impact from the weakening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017, as well as an increase in operating activity, offset by a decline in net fair value. Our general fund invested assets are well diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high quality assets.

The following table sets out the composition of our general fund invested assets.(1)

	March 31, 2018		December 31, 2017
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	7,837	5%	8,890	6%
Debt securities	72,607	50%	72,619	50%
Equity securities	5,699	4%	6,020	4%
Mortgages and loans	44,073	30%	42,805	29%
Derivative assets	1,313	1%	1,478	1%
Other invested assets	4,322	3%	4,154	3%
Policy loans	3,120	2%	3,106	2%
Investment properties	7,243	5%	7,067	5%
Total invested assets	146,214	100%	146,139	100%

(1)

The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for Fair value through profit or loss (“FVTPL”) and AFS invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

1. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at March 31, 2018.

The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

	March 31, 2018				December 31, 2017
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities
Canada	24,661	4,351	29,012	40%	24,132	4,114	28,246	39%
United States	20,140	5,572	25,712	35%	20,758	5,719	26,477	36%
Europe	9,107	1,331	10,438	14%	8,923	1,402	10,325	14%
Asia	3,506	540	4,046	6%	3,694	571	4,265	6%
Other	2,447	952	3,399	5%	2,460	846	3,306	5%
Total debt securities	59,861	12,746	72,607	100%	59,967	12,652	72,619	100%

Our debt securities with a credit rating of “A” or higher represented 72.2% of the total debt securities as at March 31, 2018, compared to 70.6% as at December 31, 2017. Debt securities with a credit rating of “BBB” or higher represented 98.6% of total debt securities as at March 31, 2018, compared to 98.3% as at December 31, 2017.

Our gross unrealized losses as at March 31, 2018 for FVTPL and AFS debt securities were $0.7 billion and $0.2 billion, respectively, compared with $0.3 billion and $0.1 billion, respectively, as at December 31, 2017. The increase in gross unrealized losses was largely due to the impact from rising interest rates and credit spreads.

2. Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	15

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	March 31, 2018			December 31, 2017
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,464	13,238	21,702	8,390	13,265	21,655
United States	7,281	9,989	17,270	7,103	9,542	16,645
Europe	–	3,164	3,164	–	2,706	2,706
Asia	–	303	303	–	265	265
Other	–	1,634	1,634	–	1,534	1,534
Total	15,745	28,328	44,073	15,493	27,312	42,805
% of Total Invested Assets	11%	19%	30%	11%	19%	29%

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at March 31, 2018, we held $15.7 billion of mortgages, compared to $15.5 billion as at December 31, 2017. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at March 31, 2018, 30% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at March 31, 2018, consistent with December 31, 2017. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.78 times. Of the $3.2 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 91% were insured by the CMHC.

As at March 31, 2018, we held $28.3 billion of loans, compared to $27.3 billion as at December 31, 2017. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	March 31, 2018
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,726	28,205	43,931	–		–	–
Past due:
Past due less than 90 days	–	–	–	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	42	153	195	23	(1)	30	53
Total	15,768	28,358	44,126	23		30	53

	December 31, 2017
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,482	27,180	42,662	–		–	–
Past due:
Past due less than 90 days	–	71	71	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	33	89	122	22	(1)	28	50
Total	15,515	27,340	42,855	22		28	50

(1)	Includes $20 million of sectoral provisions as at March 31, 2018, consistent with December 31, 2017.

Our impaired mortgages and loans, net of allowance for losses, were $142 million as at March 31, 2018, compared to $72 million as at December 31, 2017. The increase of $70 million is driven from an increase in impaired loans which was primarily due to the addition of one creditor in the first quarter of 2018.

16	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

3. Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	March 31, 2018	December 31, 2017
Net fair value asset (liability)	(615)	(278)
Total notional amount	54,369	54,121
Credit equivalent amount(2)	544	561
Risk-weighted credit equivalent amount(1)(2)	14.2	n/a

(1)

As of March 31, 2018 the risk-weighted credit equivalent amount is calculated under the new LICAT guidelines which were effective January 1, 2018. LICAT ratios are not applicable before January 1, 2018.

(2)	Amounts presented are net of collateral received.

The total notional amount of our derivatives increased to $54.4 billion as at March 31, 2018 from $54.1 billion as at December 31, 2017.

The net fair value of derivatives was a liability of $615 million as at March 31, 2018, compared to a liability of $278 million as at December 31, 2017. The decrease in net fair value was primarily due to the impact of the weakening of the Canadian dollar against the U.S. dollar on foreign exchange contracts, as well as the impact of upward shifts in the yield curves.

4. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at March 31, 2018 was $2,273 million compared to $2,288 million as at December 31, 2017. The decrease of $15 million was primarily due to the release of provisions on fixed income assets supporting our insurance contract liabilities and decrease due to yield curve movement, offset by weakening of the Canadian dollar and increases in the provision for assets purchased, net of dispositions.

H. Risk Management

The shaded text and tables in this section H represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments – Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended March 31, 2018. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

1. Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

(1)	Net income refers to common shareholders’ net income in section H – Risk Management in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	17

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through other comprehensive income (“OCI”) and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $36 million (pre-tax) in net gains on the sale of AFS assets during the first quarter of 2018 ($55 million pre-tax in the first quarter of 2017). The net unrealized gains or OCI position on AFS fixed income and equity assets were $44 million and $112 million, respectively, after-tax as at March 31, 2018 ($171 million and $175 million, respectively, after-tax as at December 31, 2017).

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of our net income and OCI, and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in equity market prices as at March 31, 2018 and December 31, 2017.

As at March 31, 2018 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$ (300)	$ (100)	$ 100	$ 300
Potential impact on OCI(3)	$ (200)	$ (50)	$ 50	$ 200
Potential impact on LICAT(2)(4)	2.0% point decrease	0.5% point decrease	0.5% point increase	1.5% point increase

As at December 31, 2017 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$ (300)	$ (100)	$ 100	$ 300
Potential impact on OCI(3)	$ (200)	$ (50)	$ 50	$ 200
Potential impact on LICAT(2)(4)	n/a	n/a	n/a	n/a

(1)

Represents the respective change across all equity markets as at March 31, 2018 and December 31, 2017. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2018 and December 31, 2017, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2018. LICAT ratios are not applicable before January 1, 2018. LICAT ratios are rounded to the nearest 0.5%.

18	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of our net income and OCI, and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in interest rates as at March 31, 2018 and December 31, 2017.

Our LICAT ratio decreases with rising interest rates and increases with declining interest rates, which is opposite to our net income sensitivity. Increases to interest rates will reduce the value of our assets and margins in our actuarial liabilities, resulting in a lower LICAT ratio. LICAT includes the change in OCI associated with assets designated as AFS. Given the change in the sensitivity profile as a result of LICAT, the ranges of sensitivities were reviewed and updated accordingly.

($ millions, unless otherwise noted)	As at March 31, 2018		As at December 31, 2017
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$ (100)	$ 50	$(100)	$50
Potential impact on OCI(3)	$ 300	$ (300)	$250	$(250)
Potential impact on LICAT(2)(5)	3.0% point increase	4.0% point decrease	n/a	n/a

(1)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2018 and December 31, 2017 with no change to the Actuarial Standards Board (“ASB”) promulgated Ultimate Reinvestment Rate (“URR”). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2018 and December 31, 2017, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2018. LICAT ratios are not applicable before January 1, 2018. LICAT ratios are rounded to the nearest 0.5%.

2. Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

($ millions, unless otherwise noted)	Credit Spread Sensitivities(1)		Swap Spread Sensitivities
Net income sensitivity(2)	50 basis point decrease	50 basis point increase	20 basis point decrease	20 basis point increase
March 31, 2018	$(100)	$100	$50	$(50)
December 31, 2017	$(100)	$100	$25	$(25)

(1)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

3. General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	19

risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

4. Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at March 31, 2018 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at March 31, 2018
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,099	391	10,807	434
SLF Asia(4)	3,519	285	3,629	99
Run-off reinsurance(5)	2,510	391	1,556	374
Total	18,128	1,067	15,992	907

As at December 31, 2017
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,448	315	10,875	399
SLF Asia(4)	3,727	250	3,755	107
Run-off reinsurance(5)	2,534	375	1,546	385
Total	18,709	940	16,176	891

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation. For further information, see section F – Performance by Business Group in this document.

(5)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

20	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

The movement of the items in the table above from December 31, 2017 to March 31, 2018 primarily resulted from the following factors:

(i)	the total fund values decreased due to unfavourable equity market movements and net redemptions from legacy business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk increased due to unfavourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar, which was partially offset by net redemptions from legacy business;
(iii)	the total value of guarantees decreased due to net redemptions from legacy business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar; and
(iv)	the total insurance contract liabilities increased due to unfavourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar.

5. Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at March 31, 2018, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at March 31, 2018 and December 31, 2017.

Impact of Segregated Fund Hedging

March 31, 2018
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)
Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(150)	(450)
Hedging impact	200	100	350
Net of hedging	–	(50)	(100)

December 31, 2017
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)
Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(150)	(450)
Hedging impact	200	100	350
Net of hedging	–	(50)	(100)

(1)

Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2018 and December 31, 2017, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

Represents the change across all equity markets as at March 31, 2018 and December 31, 2017. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(3)	Net income sensitivities have been rounded to the nearest $50 million.
(4)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

6. Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	21

instantaneous 10% decrease in the value of our direct real estate investments as at March 31, 2018 would decrease net income(1) by approximately $275 million ($250 million decrease as at December 31, 2017). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at March 31, 2018 would increase net income by approximately $275 million ($250 million increase as at December 31, 2017).

7. Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2017 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M – Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income and OCI, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2018 and December 31, 2017, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the March 31 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2018 and December 31, 2017, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through over-the-counter contracts, cleared through central clearing houses, exchange-traded contracts or bilateral over-the-counter contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in section M – Accounting and Control Matters – 1 – Critical Accounting Policies and Estimates in our 2017 annual MD&A. Additional information on market risk can be found in Note 6 of our 2017 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

(1)	Net income sensitivities have been rounded to the nearest $25 million.

22	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

I. Additional Financial Disclosure

1. Revenue

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Premiums
Gross	5,217	5,308	4,733
Ceded	(572)	(1,230)	(1,169)
Net premiums	4,645	4,078	3,564
Net investment income
Interest and other investment income	1,354	1,399	1,314
Fair value(1) and foreign currency changes on assets and liabilities	(1,548)	1,610	658
Net gains (losses) on available-for-sale assets	36	41	55
Fee income	1,506	1,520	1,418
Total revenue	5,993	8,648	7,009
Adjusted revenue(2)	7,865	7,958	7,100

(1)	Represents the change in FVTPL assets and liabilities.
(2)

Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Revenue in the first quarter of 2018 was $6.0 billion, down $1.0 billion compared to the first quarter of 2017. The decrease was mainly attributable to decreases in the fair value of FVTPL assets largely due to the increases in interest rates in the first quarter in 2018 compared to decreases in interest rates in the same period in 2017 and also impacts from interest rates derivatives, partially offset by higher net premium revenue. The currency impact from the change in the Canadian dollar relative to average exchange rates in the first quarter of 2017 decreased revenue by $105 million.

Adjusted revenue was $7.9 billion in the first quarter of 2018, increased $0.8 billion compared to the first quarter of 2017. The increase was primarily driven by higher net premium revenue in SLF Canada and SLF U.S., and increased fee income from SLF Asset Management, SLF Canada and SLF Asia.

2. Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $163.5 billion as at March 31, 2018, compared to $162.7 billion as at December 31, 2017, primarily a result of an increase of $1.9 billion from the weakening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017 and an increase of $0.4 billion from business activities, partially offset by $1.5 billion from the change in value of FVTPL assets and liabilities.

Insurance contract liabilities (excluding other policy liabilities and assets) of $111.9 billion as at March 31, 2018 increased by $0.8 billion compared to December 31, 2017, mainly due to balances arising from new policies and the currency impact from the change in the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017, partially offset by changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders’ equity, including preferred share capital, was $22.8 billion as at March 31, 2018, compared to $22.3 billion as at December 31, 2017. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $0.7 billion in 2018, before preferred share dividends of $24 million;
(ii)	an increase of $313 million from the change of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017;
(iii)	impact of $89 million from the transfer of seed capital from the participating account to the shareholder account;
(iv)	changes in the remeasurement of defined benefit plans of $62 million;
(v)	an increase of $17 million from OCI of joint ventures and associates; and
(vi)	$9 million from stock options exercised and $2 million from stock-based compensation; partially offset by
(vii)	common share dividend payments of $277 million;
(viii)	net unrealized losses on AFS assets in OCI of $190 million; and
(ix)	a decrease of $166 million from the repurchase and cancellation of common shares;

As at April 27, 2018, SLF Inc. had 607,621,466 common shares, 3,276,670 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	23

3. Cash Flows

	Quarterly results
($ millions)	Q1’18	Q1’17
Net cash and cash equivalents, beginning of period	5,956	6,509
Cash flows provided by (used in):
Operating activities	430	(618)
Investing activities	(22)	18
Financing activities	(956)	(1,173)
Changes due to fluctuations in exchange rates	76	(31)
Increase (decrease) in cash and cash equivalents	(472)	(1,804)
Net cash and cash equivalents, end of period	5,484	4,705
Short-term securities, end of period	2,293	2,125
Net cash, cash equivalents and short-term securities, end of period	7,777	6,830

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The lower cash flows used in financing activities in the first quarter of 2018 compared to the same period last year were largely due to the higher senior debentures redemption in the first quarter of 2017, partially offset by the repurchase and cancellation of common shares.

4. Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q1’18	Q4’17	Q3’17	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16
Total revenue	5,993	8,648	5,555	8,122	7,009	2,366	7,892	9,533
Common shareholders’ net income (loss)
Reported	669	207	817	574	551	728	737	480
Underlying(1)	770	641	643	689	573	560	639	554
Diluted EPS ($)
Reported	1.09	0.34	1.32	0.93	0.89	1.18	1.20	0.78
Underlying(1)	1.26	1.05	1.05	1.12	0.93	0.91	1.04	0.90
Basic reported EPS ($)
Reported	1.10	0.34	1.33	0.93	0.90	1.19	1.20	0.78
Reported net income (loss) by segment
SLF Canada	249	172	340	185	266	398	184	185
SLF U.S.(2)	96	(63)	72	(178)	25	81	47	26
SLF Asset Management	210	114	185	183	171	198	181	173
SLF Asia(2)	133	121	216	356	85	83	298	96
Corporate	(19)	(137)	4	28	4	(32)	27	–
Total reported net income (loss)	669	207	817	574	551	728	737	480
Underlying net income (loss) by segment(1)
SLF Canada	295	232	222	266	229	243	226	200
SLF U.S.(2)	129	95	121	101	59	55	85	61
SLF Asset Management	231	226	204	199	183	188	188	153
SLF Asia(2)	128	111	130	123	97	94	130	138
Corporate	(13)	(23)	(34)	–	5	(20)	10	2
Total underlying net income (loss)(1)	770	641	643	689	573	560	639	554

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 and 2016 have been changed to conform with the current year presentation. For further information, see section F – Performance by Business Group in this document.

24	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

Fourth Quarter 2017

Reported net income was $207 million in the fourth quarter of 2017, reflecting unfavourable impact of the U.S. tax reform, a restructuring charge, and the impact from interest rates compared to the fourth quarter of 2016. Underlying net income was $641 million, reflecting the growth in our wealth businesses and favourable morbidity and mortality experience.

Third Quarter 2017

Reported net income was $817 million in the third quarter of 2017, reflecting favourable market related activity primarily driven by interest rates and changes in the fair values of real estate, and favourable impact of ACMA, partially offset by the unfavourable impact of the movement of the Canadian dollar and other adjustments compared to the third quarter of 2016. Underlying net income was $643 million, reflecting favourable mortality experience, growth in fee income on our wealth businesses and new business gains, partially offset by a lower level of gains from investing activity.

Second Quarter 2017

Reported net income was $574 million in the second quarter of 2017, reflecting the unfavourable effect of market related impacts driven by interest rate changes, the unfavourable impact of acquisition, integration and restructuring amounts, fair value adjustments on MFS’s share-based payment awards, and certain hedges in SLF Canada that do not qualify for hedge accounting. Reported net income also reflected the factors discussed in underlying net income. Underlying net income was $689 million, reflecting business growth, gains from investing activity on insurance contract liabilities, positive credit experience and favourable morbidity and mortality experience, partially offset by unfavourable lapse and other policyholder experience, unfavourable expense experience, including investment in growing our businesses, and unfavourable other experience.

First Quarter 2017

Reported net income was $551 million in the first quarter of 2017, reflecting the favourable effect of market related impacts partially offset by the unfavourable impact of acquisition, integration and restructuring amounts and fair value adjustments on MFS’s share-based payment awards. Reported net income also reflected the factors discussed in underlying net income. Underlying net income was $573 million, reflecting favourable mortality experience in SLF Canada and SLF U.K. and gains from investing activities on insurance contract liabilities, partially offset by lapse and other policyholder behaviour experience and unfavourable mortality experience in SLF U.S.

Fourth Quarter 2016

Reported net income was $728 million in the fourth quarter of 2016, reflecting favourable interest rate impacts. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $560 million, reflecting positive credit experience and a lower level of gains from investing activity on insurance contract liabilities. This was partially offset by unfavourable expense experience, reflecting incentive compensation costs arising from overall strong business performance and investment in growing our businesses. We also experienced unfavourable morbidity results mainly in the U.S.

Third Quarter 2016

Reported net income was $737 million in the third quarter of 2016, reflecting favourable equity markets, interest rates, and assumption changes and management actions. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $639 million, reflecting higher levels of gains from investment activities on insurance contract liabilities, positive credit experience, and other experience items. This was partially offset by mortality and expense experience, including investment in growing our businesses.

Second Quarter 2016

Reported net income was $480 million in the second quarter of 2016, reflecting unfavourable impact of interest rates. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $554 million, reflecting unfavourable morbidity experience, mainly in SLF U.S. Group Benefits notably from the stop-loss insurance business, and expense experience including investment in growing our businesses. This was partially offset by gains from investment activity on insurance contract liabilities and positive credit experience.

J. Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2017.

K. Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. In addition, new IFRS standards were issued in the current year. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	25

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. Insurance contracts are recognized and measured as the total of: the fulfillment cash flows, which are current estimates of expected cash flows adjusted to reflect the timing and the uncertainty in those amounts; and the contractual service margin, which represents the future profit that the company expects to earn as it provides insurance coverage.

IFRS 17 is effective for annual periods beginning on or after January 1, 2021. IFRS 17 will significantly affect how we account for our insurance contracts and how we report and disclose our financial performance in our Consolidated Financial Statements. Any regulatory and tax regimes that are dependent upon IFRS accounting values may also be impacted.

The adoption of IFRS 17 will be a significant initiative for us and the industry. In order to ensure effective implementation, we have established a transitions program for IFRS 17 and dedicated significant resources to the implementation. We continue to assess both the potential financial statement and business implications of the standard and have regular discussions on application and interpretation of IFRS 17 with our peers in Canada through industry and professional associations. We are also monitoring and participating in international developments related to the adoption and interpretation of this standard.

L. Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period, which began on January 1, 2018 and ended on March 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

M. Non-IFRS Financial Measures

1. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)	market related impacts, which include: (i) impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period. Equity market impact also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impact of changes in interest rate that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of investment properties in the reporting period.
(b)	assumption changes and management actions, which include: (i) the impact of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities;
(c)	Other adjustments:

(i)	certain hedges in SLF Canada that do not qualify for hedge accounting – this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)	fair value adjustments on MFS’s share-based payment awards, that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased – this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)	acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted above, underlying EPS excludes the dilutive impact of convertible instruments.

26	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q1’18	Q4’17	Q1’17
Reported net income	669	207	551
Equity market impact
Impact from equity market changes	(35)	30	18
Basis risk impact	(10)	(11)	2
Equity market impact	(45)	19	20
Interest rate impact(1)
Impact of interest rate changes	(27)	(75)	3
Impact of credit spread movements	17	(26)	(11)
Impact of swap spread movements	(17)	(9)	(16)
Interest rate impact	(27)	(110)	(24)
Impact of changes in the fair value of investment properties	4	34	15
Market related impacts	(68)	(57)	11
Assumption changes and management actions(2)	(3)	(34)	1
Other adjustments:
Certain hedges in SLF Canada that do not qualify for hedge accounting	6	2	(2)
Fair value adjustments on MFS’s share-based payment awards	(21)	(34)	(12)
Acquisition, integration and restructuring	(15)	(60)	(20)
U.S. tax reform(2)	–	(251)	–
Total of other adjustments	(30)	(343)	(34)
Underlying net income (loss)	770	641	573
Reported EPS (diluted) ($)	1.09	0.34	0.89
Market related impacts ($)	(0.11)	(0.10)	0.01
Assumption changes and management actions ($)	(0.01)	(0.05)	–
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.01	–	–
Fair value adjustments on MFS’s share-based payment awards ($)	(0.03)	(0.05)	(0.02)
Acquisition, integration and restructuring ($)	(0.03)	(0.10)	(0.03)
U.S. tax reform	–	(0.41)	–
Impact of convertible securities on diluted EPS ($)	–	–	–
Underlying EPS (diluted) ($)	1.26	1.05	0.93

(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

(2)	Includes the impact of U.S. tax reform for the fourth quarter of 2017. For further information, see section G – Performance by Business Group in the 2017 annual MD&A.

2. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In SLF Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., insurance sales consist of sales by Group Benefits. In SLF Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, Vietnam and sales from our

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	27

International business unit; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”).

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Revenue	5,993	8,648	7,009
Constant Currency Adjustment	(158)	(155)	–
FV Adjustment	(1,548)	1,610	658
Reinsurance in SLF Canada’s GB Operations Adjustment	(166)	(765)	(749)
Adjusted revenue	7,865	7,958	7,100

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment.

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Premiums and deposits	46,116	40,966	42,293
Constant Currency Adjustment	(1,690)	(1,373)	–
Reinsurance in SLF Canada’s GB Operations Adjustment	(166)	(765)	(749)
Adjusted premiums and deposits	47,972	43,104	43,042

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for SLF U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses SLF U.S. Group Benefits underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impact of foreign exchange. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Assumption changes and management actions. In this document the impact of ACMA on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C – Profitability in this document.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

28	Sun Life Financial Inc.	First Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

N. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to the expected impact of the U.S. tax reform on the Company’s tax expense (iv) relating to our expected capital position under the new LICAT guideline, (v) relating to our expected tax range for future years (vi) that are predictive in nature or that depend upon or refer to future events or conditions, (vii) relating to the development of our high net worth insurance business in Asia, (viii) relating to the growth and development of Sun Life U.S., and (ix) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings, C – Profitability – 5 – Income taxes, E – Financial Strength and H – Risk Management and in SLF Inc.’s 2017 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to policyholder behaviour; mortality, morbidity and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2018	29

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		March 31, 2018	March 31, 2017
Revenue
Premiums
Gross		$5,217	$4,733
Less: Ceded		572	1,169
Net premiums		4,645	3,564
Net investment income (loss):
Interest and other investment income		1,354	1,314
Fair value and foreign currency changes on assets and liabilities (Note 4)		(1,548)	658
Net gains (losses) on available-for-sale assets		36	55
Net investment income (loss)		(158)	2,027
Fee income (Note 8)		1,506	1,418
Total revenue		5,993	7,009

Benefits and expenses
Gross claims and benefits paid (Note 6)		4,002	4,032
Increase (decrease) in insurance contract liabilities (Note 6)		(554)	683
Decrease (increase) in reinsurance assets (Note 6)		15	135
Increase (decrease) in investment contract liabilities (Note 6)		(7)	13
Reinsurance expenses (recoveries) (Note 7)		(528)	(1,158)
Commissions		573	617
Net transfer to (from) segregated funds (Note 11)		(17)	(13)
Operating expenses		1,618	1,598
Premium taxes		92	91
Interest expense		75	80
Total benefits and expenses		5,269	6,078

Income (loss) before income taxes		724	931
Less: Income tax expense (benefit) (Note 9)		119	182

Total net income (loss)		605	749
Less: Net income (loss) attributable to participating policyholders (Note 10)		(88)	175

Shareholders’ net income (loss)		693	574
Less: Preferred shareholders’ dividends		24	23
Common shareholders’ net income (loss)		$669	$551

Average exchange rates during the reporting periods:	U.S. dollars	1.26	1.32

Earnings (loss) per share (Note 13)
Basic		$1.10	$0.90
Diluted		$1.09	$0.89

Dividends per common share		$0.455	$0.420

The attached notes form part of these Interim Consolidated Financial Statements.

30	Sun Life Financial Inc.	First Quarter 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2018	March 31, 2017
Total net income (loss)	$605	$749
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	315	(98)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(162)	100
Reclassifications to net income (loss)	(28)	(30)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	3	(6)
Reclassifications to net income (loss)	(4)	2
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	17	10
Total items that may be reclassified subsequently to income	141	(22)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	62	(8)
Total items that will not be reclassified subsequently to income	62	(8)
Total other comprehensive income (loss)	203	(30)
Total comprehensive income (loss)	808	719
Less: Participating policyholders’ comprehensive income (loss) (Note 10)	(86)	174
Shareholders’ comprehensive income (loss)	$894	$545

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2018	March 31, 2017
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized gains / losses on available-for-sale assets	$26	$(50)
Reclassifications to net income for available-for-sale assets	8	11
Unrealized gains / losses on cash flow hedges	(1)	2
Reclassifications to net income for cash flow hedges	2	(1)
Total items that may be reclassified subsequently to income	35	(38)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(16)	4
Total items that will not be reclassified subsequently to income	(16)	4
Total income tax benefit (expense) included in other comprehensive income (loss)	$19	$(34)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	31

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		March 31, 2018	December 31, 2017
Assets
Cash, cash equivalents and short-term securities (Note 4)		$7,837	$8,890
Debt securities (Note 4)		72,607	72,619
Equity securities (Note 4)		5,699	6,020
Mortgages and loans		44,073	42,805
Derivative assets		1,313	1,478
Other invested assets (Note 4)		4,322	4,154
Policy loans		3,120	3,106
Investment properties (Note 4)		7,243	7,067
Invested assets		146,214	146,139
Other assets		4,830	4,408
Reinsurance assets (Note 6)		4,143	4,028
Deferred tax assets		1,344	1,295
Intangible assets		1,685	1,667
Goodwill		5,283	5,183
Total general fund assets		163,499	162,720
Investments for account of segregated fund holders (Note 11)		106,221	106,392
Total assets		$269,720	$269,112
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$118,685	$117,785
Investment contract liabilities (Note 6)		3,124	3,082
Derivative liabilities		1,928	1,756
Deferred tax liabilities		428	403
Other liabilities		11,719	11,987
Senior debentures		1,299	1,299
Subordinated debt		3,037	3,437
Total general fund liabilities		140,220	139,749
Insurance contracts for account of segregated fund holders (Note 11)		98,943	99,121
Investment contracts for account of segregated fund holders (Note 11)		7,278	7,271
Total liabilities		$246,441	$246,141
Equity
Issued share capital and contributed surplus		$10,878	$10,911
Shareholders’ retained earnings and accumulated other comprehensive income		11,926	11,410
Total shareholders’ equity		22,804	22,321
Participating policyholders’ equity		475	650
Total equity		$23,279	$22,971
Total liabilities and equity		$269,720	$269,112

Exchange rates at the end of the reporting periods:	U.S. dollars	1.29	1.26

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 8, 2018.

Dean A. Connor	Sara G. Lewis
President and Chief Executive Officer	Director

32	Sun Life Financial Inc.	First Quarter 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2018	March 31, 2017
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)
Balance, beginning of period	8,582	8,614
Stock options exercised	11	4
Common shares purchased for cancellation	(44)	–
Balance, end of period	8,549	8,618
Contributed surplus
Balance, beginning of period	72	72
Share-based payments	2	2
Stock options exercised	(2)	(1)
Balance, end of period	72	73
Retained earnings
Balance, beginning of period, as previously reported	10,305	9,360
Adjustment for change in accounting policy (Note 2)	(44)	–
Balance, beginning of period, after change in accounting policy	10,261	9,360
Net income (loss)	693	574
Dividends on common shares	(277)	(258)
Dividends on preferred shares	(24)	(23)
Common shares purchased for cancellation (Note 10)	(122)	–
Transfer from participating policyholders’ equity (Note 10)	89	–
Balance, end of period	10,620	9,653
Accumulated other comprehensive income (loss), net of taxes (Note 14)
Balance, beginning of period	1,105	1,653
Total other comprehensive income (loss) for the period	201	(29)
Balance, end of period	1,306	1,624
Total shareholders’ equity, end of period	$22,804	$22,225
Participating policyholders:
Balance, beginning of period	$650	$412
Net income (loss) (Note 10)	(88)	175
Total other comprehensive income (loss) for the period (Note 14)	2	(1)
Transfer to retained earnings (Note 10)	(89)	–
Total participating policyholders’ equity, end of period	$475	$586
Total equity	$23,279	$22,811

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	33

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2018	March 31, 2017
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$724	$931
Adjustments:
Interest expense related to financing activities	60	65
Increase (decrease) in insurance and investment contract liabilities	(561)	696
Decrease (increase) in reinsurance assets	15	135
Realized and unrealized (gains) losses and foreign currency changes on invested assets	1,512	(713)
Sales, maturities and repayments of invested assets	16,381	12,675
Purchases of invested assets	(16,152)	(13,675)
Income taxes received (paid)	29	(148)
Mortgage securitization (Note 4)	–	54
Other operating activities	(1,578)	(638)
Net cash provided by (used in) operating activities	430	(618)
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	23	(43)
Investment in and transactions with joint ventures and associates	(2)	(6)
Dividends received from joint ventures and associates	6	5
Other investing activities	(49)	62
Net cash provided by (used in) investing activities	(22)	18
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(21)	–
Redemption of senior debentures and subordinated debt (Note 10)	(400)	(800)
Issuance of common shares on exercise of stock options	9	3
Common shares purchased for cancellation (Note 10)	(166)	–
Dividends paid on common and preferred shares	(296)	(278)
Interest expense paid	(82)	(98)
Net cash provided by (used in) financing activities	(956)	(1,173)
Changes due to fluctuations in exchange rates	76	(31)
Increase (decrease) in cash and cash equivalents	(472)	(1,804)
Net cash and cash equivalents, beginning of period	5,956	6,509
Net cash and cash equivalents, end of period	5,484	4,705
Short-term securities, end of period	2,293	2,125
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$7,777	$6,830

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	First Quarter 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2017 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2017 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2. Changes in Accounting Policies

New and Amended International Financial Reporting Standards Adopted in 2018

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. Amendments to IFRS 15 were issued in September 2015 and April 2016. IFRS 15 establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. Insurance contracts and revenues arising from those contracts, primarily premium revenue, are not within the scope of this standard. Revenues from service contracts and service components of investment contracts (which are treated as service contracts) that are reported in Fee income and primarily arise from our asset management businesses are within the scope of IFRS 15. IFRS 15 also provides guidance related to the costs to obtain and to fulfill a contract. We adopted IFRS 15 on a cumulative retrospective basis and recognized differences on transition to IFRS 15 as at January 1, 2018 in retained earnings. Our accounting policies under IFRS 15 are as follows:

Fee income is generated from insurance contracts and service contracts.

Fee income from insurance contracts includes fees from segregated fund contracts, guarantee fees and other fees associated with insurance contracts and is typically recognized as revenue when services are rendered.

Fee income from service contracts represents fees associated with non-insurance contracts with customers, and includes Distribution fees, Fund management and other asset-based fees, and Administrative services and other fees. Distribution fees includes fees earned from the distribution of investment products and other intermediary activities. Fund management and other asset-based fees includes fees earned from investment management services. Administrative services and other fees includes fees earned from contract administration and other management services. Fee income from service contracts is typically recognized as revenue when services are rendered at either a point in time or over time. The majority of fee income from service contracts is comprised of variable consideration which is based on a percentage of assets under management or another variable metric and is recognized as revenue when it is highly probable that a significant reversal in the amount of the revenue recognized will not occur.

Additional disclosure on revenue from contracts with customers is included in Note 8.

As a result of the adoption of IFRS 15, we derecognized a portion of our deferred acquisition costs (previously recognized in Other assets) and the related deferred tax liability on our Consolidated Statements of Financial Position, which reduced opening retained earnings by $44 on an after-tax basis as at January 1, 2018.

In September 2016, the IASB issued Amendments to IFRS 4 to allow insurance entities whose predominant activities are to issue contracts within the scope of IFRS 4 Insurance Contracts an optional temporary exemption from applying IFRS 9 Financial Instruments until 2021 (“deferral approach”). We qualify and elected the deferral approach permitted under the amendments. Consequently, we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement, the existing financial instrument standard until 2021.

The following new and amended IFRS are effective for annual periods beginning on or after January 1, 2018, and did not have a material impact on our Interim Consolidated Financial Statements:

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions, which amends IFRS 2 Share-based Payment. The amendments clarify how to account for certain types of share-based payment transactions, such as the

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	35

effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments. These amendments are applicable to awards granted on or after that date and to unvested and vested but unexercised awards outstanding at that date. These amendments were applied prospectively.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 28 Investments in Associates and Joint Ventures.

In December 2016, the IASB issued Transfers of Investment Property (Amendments to IAS 40). The amendments to IAS 40 Investment Property clarify that an entity shall transfer property to, or from, investment property when, and only when, there is evidence of a change in use.

In December 2016, the IASB issued IFRIC 22 Foreign Currency Transactions and Advance Consideration (“IFRIC 22”), which was developed by the IFRS Interpretations Committee. IFRIC 22 clarifies that for purposes of determining the exchange rate in transactions which include the receipt or payment of advance consideration in a foreign currency, the date of the transaction is the date of initial recognition of the non-monetary prepayment asset or deferred income liability.

Amended International Financial Reporting Standards Issued in 2018

In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting (“2018 Conceptual Framework”), which replaces the Conceptual Framework for Financial Reporting issued in 2010. The 2018 Conceptual Framework includes revised definitions of an asset and a liability, as well as new guidance on measurement, derecognition, presentation and disclosure. The 2018 Conceptual Framework is effective for annual periods beginning on or after January 1, 2020. We are currently assessing the impact the adoption of this framework will have on our Consolidated Financial Statements.

Assessment of Impact on IFRS 16 Leases (“IFRS 16”)

IFRS 16, which replaces IAS 17 Leases, and related interpretations, sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions allowed by this new standard. The accounting for lessors is substantially unchanged. The standard is effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively, or on a modified retrospective basis. We are in the process of identifying lease contracts within the scope of this standard and are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

3. Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom business unit (“SLF U.K.”) and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Effective the first quarter of 2018, a change in the organizational and reporting structure resulted in the International business unit being transferred from the SLF U.S. reportable segment to the SLF Asia reportable segment. Consequently, approximately $10,000 of insurance contract liabilities pertaining to individual non-participating life and health policies is transferred from SLF U.S. to SLF Asia, along with the associated assets. The information reported to the Chief Operating Decision Maker now includes the results of the International business unit in the SLF Asia reporting package and the segmental information presented in these Interim Consolidated Financial Statements now includes the results of the International business unit in the SLF Asia reportable segment. In accordance with IFRS 8 Operating Segments, the segmental information for prior reporting periods has been restated to conform with current period presentation.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF Asia. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

36	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended March 31 are as follows:

	SLF Canada	SLF U.S.(1)	SLF Asset Management	SLF Asia(1)	Corporate	Consolidation adjustments	Total
2018
Gross premiums:
Annuities	$889	$–	$–	$–	$5	$–	$894
Life insurance	1,137	405	–	513	23	–	2,078
Health insurance	1,313	920	–	8	4	–	2,245
Total gross premiums	3,339	1,325	–	521	32	–	5,217
Less: ceded premiums	376	137	–	54	5	–	572
Net investment income (loss)	442	(283)	2	(284)	(28)	(7)	(158)
Fee income	300	14	1,048	133	38	(27)	1,506
Total revenue	3,705	919	1,050	316	37	(34)	5,993
Less:
Total benefits and expenses	3,466	849	771	179	38	(34)	5,269
Income tax expense (benefit)	42	10	69	4	(6)	–	119
Total net income (loss)	$197	$60	$210	$133	$5	$–	$605
Less: Net income (loss) attributable to participating policyholders	(52)	(36)	–	–	–	–	(88)
Shareholders’ net income (loss)	$249	$96	$210	$133	$5	$–	$693
2017
Gross premiums:
Annuities	$411	$–	$–	$–	$6	$–	$417
Life insurance	1,108	446	–	618	22	–	2,194
Health insurance	1,202	910	–	6	4	–	2,122
Total gross premiums	2,721	1,356	–	624	32	–	4,733
Less: ceded premiums	973	134	–	56	6	–	1,169
Net investment income (loss)	1,070	377	14	398	194	(26)	2,027
Fee income	271	20	983	131	31	(18)	1,418
Total revenue	3,089	1,619	997	1,097	251	(44)	7,009
Less:
Total benefits and expenses	2,537	1,611	739	989	246	(44)	6,078
Income tax expense (benefit)	116	(18)	87	19	(22)	–	182
Total net income (loss)	$436	$26	$171	$89	$27	$–	$749
Less: Net income (loss) attributable to participating policyholders	170	1	–	4	–	–	175
Shareholders’ net income (loss)	$266	$25	$171	$85	$27	$–	$574

(1)	Balances in 2017 have been changed to conform with current period presentation as a result of the resegmentation described in Note 3.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	37

4. Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other	(1)	Total
March 31, 2018
Debt securities	$59,861	$12,746	$–		$72,607
Equity securities	$4,833	$866	$–		$5,699
Other invested assets	$2,313	$595	$1,414		$4,322

December 31, 2017
Debt securities	$59,967	$12,652	$–		$72,619
Equity securities	$5,078	$942	$–		$6,020
Other invested assets	$2,211	$562	$1,381		$4,154

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended
	March 31, 2018	March 31, 2017
Fair value change:
Cash, cash equivalents and short-term securities	$2	$–
Debt securities	(1,185)	440
Equity securities	(173)	120
Derivative investments	(534)	143
Other invested assets	24	15
Total change in fair value through profit or loss assets and liabilities	(1,866)	718
Fair value changes on investment properties	78	3
Foreign exchange gains (losses)(1)	212	(63)
Realized gains (losses) on property and equipment(2)	28	–
Fair value and foreign currency changes on assets and liabilities	$(1,548)	$658

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	In 2018, we sold and leased back a property in Waterloo, Ontario. The transaction qualified as a sale and operating lease and as a result, we recognized a gain of $28.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $4 during the three months ended March 31, 2018 ($1 for the three months ended March 31, 2017).

38	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2018	December 31, 2017	March 31, 2017
Cash	$1,443	$1,504	$1,212
Cash equivalents	4,101	4,592	3,602
Short-term securities	2,293	2,794	2,125
Cash, cash equivalents and short-term securities	7,837	8,890	6,939
Less: Bank overdraft, recorded in Other liabilities	60	140	109
Net cash, cash equivalents and short-term securities	$7,777	$8,750	$6,830

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2017 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at March 31, 2018 are $1,273 and $1,257, respectively ($1,283 and $1,267 as at December 31, 2017). The carrying value and fair value of the associated liabilities as at March 31, 2018 are $1,355 and $1,341, respectively ($1,355 and $1,346 as at December 31, 2017). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at March 31, 2018 and December 31, 2017 are $84 and $75, respectively. There are no cash and cash equivalents in the PRA as at March 31, 2018 and December 31, 2017.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2017 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at March 31, 2018 and December 31, 2017.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2017 Annual Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	39

4.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	March 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$6,767	$1,070	$–	$7,837	$7,683	$1,207	$–	$8,890
Debt securities – fair value through profit or loss	1,037	58,476	348	59,861	1,103	58,447	417	59,967
Debt securities – available-for-sale	930	11,721	95	12,746	818	11,698	136	12,652
Equity securities – fair value through profit or loss	3,179	1,474	180	4,833	3,379	1,532	167	5,078
Equity securities – available-for-sale	662	164	40	866	710	194	38	942
Derivative assets	32	1,281	–	1,313	27	1,451	–	1,478
Other invested assets	898	160	1,850	2,908	912	140	1,721	2,773
Investment properties	–	–	7,243	7,243	–	–	7,067	7,067
Total invested assets	$13,505	$74,346	$9,756	$97,607	$14,632	$74,669	$9,546	$98,847
Investments for account of segregated fund holders	26,930	78,000	1,291	106,221	27,481	77,757	1,154	106,392
Total assets measured at fair value	$40,435	$152,346	$11,047	$203,828	$42,113	$152,426	$10,700	$205,239
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$3	$3
Derivative liabilities	16	1,912	–	1,928	5	1,751	–	1,756
Total liabilities measured at fair value	$16	$1,912	$3	$1,931	$5	$1,751	$3	$1,759

Debt securities – fair value through profit or loss consist of the following:

As at	March 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$3,530	$15	$3,545	$–	$3,351	$15	$3,366
Canadian provincial and municipal government	–	12,120	15	12,135	–	12,142	16	12,158
U.S. government and agency	1,037	116	3	1,156	1,103	125	3	1,231
Other foreign government	–	5,117	45	5,162	–	5,318	43	5,361
Corporate	–	33,848	233	34,081	–	33,864	306	34,170
Asset-backed securities:
Commercial mortgage-backed securities	–	1,464	1	1,465	–	1,459	1	1,460
Residential mortgage-backed securities	–	1,628	–	1,628	–	1,625	–	1,625
Collateralized debt obligations	–	65	3	68	–	55	–	55
Other	–	588	33	621	–	508	33	541
Total debt securities – fair value through profit or loss	$1,037	$58,476	$348	$59,861	$1,103	$58,447	$417	$59,967

Debt securities – available-for-sale consist of the following:

As at	March 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,912	$–	$1,912	$–	$1,832	$–	$1,832
Canadian provincial and municipal government	–	1,093	–	1,093	–	1,138	–	1,138
U.S. government and agency	930	–	–	930	818	–	–	818
Other foreign government	–	762	–	762	–	752	–	752
Corporate	–	5,560	44	5,604	–	5,838	56	5,894
Asset-backed securities:
Commercial mortgage-backed securities	–	718	–	718	–	744	–	744
Residential mortgage-backed securities	–	435	–	435	–	398	–	398
Collateralized debt obligations	–	481	41	522	–	345	69	414
Other	–	760	10	770	–	651	11	662
Total debt securities – available-for-sale	$930	$11,721	$95	$12,746	$818	$11,698	$136	$12,652

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2018 and March 31, 2017.

40	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
March 31, 2018
Beginning balance	$417	$136	$167	$38	$1,721	$7,067	$9,546	$1,154	$10,700
Included in net income(1)(3)(5)	(2)	(2)	6	–	48	62	112	4	116
Included in OCI(3)	–	–	–	–	(5)	–	(5)	–	(5)
Purchases	7	41	5	–	167	244	464	124	588
Sales	(27)	–	–	–	(92)	(177)	(296)	(15)	(311)
Settlements	(1)	–	–	–	–	–	(1)	–	(1)
Transfers into Level 3(2)	1	–	–	1	–	–	2	1	3
Transfers (out) of Level 3(2)	(50)	(80)	–	–	–	–	(130)	–	(130)
Foreign currency translation(4)	3	–	2	1	11	47	64	23	87
Ending balance	$348	$95	$180	$40	$1,850	$7,243	$9,756	$1,291	$11,047
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$–	$7	$–	$48	$71	$126	$–	$126
March 31, 2017
Beginning balance	$442	$191	$144	$7	$1,544	$6,592	$8,920	$865	$9,785
Included in net income(1)(3)(5)	–	(1)	6	–	(14)	(5)	(14)	16	2
Included in OCI(3)	–	–	–	–	3	–	3	–	3
Purchases	72	10	4	–	43	71	200	87	287
Sales	(20)	(1)	(7)	–	(57)	(48)	(133)	(23)	(156)
Settlements	(3)	–	–	–	–	–	(3)	–	(3)
Transfers into Level 3(2)	68	–	–	–	49	–	117	–	117
Transfers (out) of Level 3(2)	(8)	(104)	–	–	–	–	(112)	–	(112)
Foreign currency translation(4)	(4)	(1)	(1)	–	(1)	(15)	(22)	1	(21)
Ending balance	$547	$94	$146	$7	$1,567	$6,595	$8,956	$946	$9,902
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$1	$–	$7	$–	$(14)	$13	$7	$9	$16

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)

Investment properties included in net income is comprised of fair value changes on investment properties of $78 ($3 in 2017) net of amortization of leasing commissions and tenant inducements of $16 ($8 in 2017).

5. Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2017 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2018. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	41

6. Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended March 31, 2018			For the three months ended March 31, 2017
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$111,091	$3,503	$107,588	$108,411	$4,541	$103,870
Change in balances on in-force policies	(2,052)	(27)	(2,025)	31	(155)	186
Balances arising from new policies	1,513	32	1,481	833	29	804
Method and assumption changes(1)	(15)	(20)	5	(181)	(9)	(172)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(554)	(15)	(539)	683	(135)	818
Foreign exchange rate movements	1,394	73	1,321	(333)	(30)	(303)
Balances before Other policy liabilities and assets	111,931	3,561	108,370	108,761	4,376	104,385
Other policy liabilities and assets	6,754	582	6,172	6,729	653	6,076
Total Insurance contract liabilities and Reinsurance assets, end of period	$118,685	$4,143	$114,542	$115,490	$5,029	$110,461

(1)	Q1 2017 Method and assumption changes are mainly due to an update to the SLF Canada participating individual life business to reflect mortality experience.

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended March 31, 2018		For the three months ended March 31, 2017
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,517	$3	$2,305
Deposits	–	130	–	202
Interest	–	14	–	12
Withdrawals	–	(99)	–	(76)
Fees	–	(2)	–	(2)
Other	–	5	–	5
Foreign exchange rate movements	–	(1)	–	(2)
Balances, end of period	$3	$2,564	$3	$2,444

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended
	March 31, 2018	March 31, 2017
Balances, beginning of period	$562	$605
Change in liabilities on in-force policies	(21)	1
Foreign exchange rate movements	16	(4)
Balances, end of period	$557	$602

42	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended
	March 31, 2018	March 31, 2017
Maturities and surrenders	$667	$632
Annuity payments	469	450
Death and disability benefits	1,069	1,118
Health benefits	1,560	1,519
Policyholder dividends and interest on claims and deposits	237	313
Total gross claims and benefits paid	$4,002	$4,032

7. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended
	March 31, 2018	March 31, 2017
Recovered claims and benefits	$478	$1,004
Commissions	19	20
Reserve adjustments	11	46
Operating expenses and other	20	88
Reinsurance (expenses) recoveries	$528	$1,158

8. Fee Income

Fee income consists of the following:

	For the three months ended
	March 31, 2018	March 31, 2017(1)
Fee income from insurance contracts	$237	$215
Fee income from service contracts:
Distribution fees	213	219
Fund management and other asset-based fees	894	841
Administrative service and other fees	162	143
Total fee income	$1,506	$1,418

(1)	Balances in 2017 have been changed to conform with current period presentation as a result of the adoption of IFRS 15 described in Note 2.

Distribution fees and Fund management and other asset-based fees are primarily earned in the SLF Asset Management segment. Administrative service and other fees are primarily earned in the SLF Canada segment. The fee income by reportable segment is presented in Note 3.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	43

9. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended
	March 31, 2018		March 31, 2017
		%		%
Total net income (loss)	$605		$749
Add: Income tax expense (benefit)	119		182
Total net income (loss) before income taxes	$724		$931
Taxes at the combined Canadian federal and provincial statutory income tax rate	$194	26.8	$249	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(43)	(5.9)	(26)	(2.8)
Tax exempt investment income	(21)	(2.9)	(34)	(3.7)
Adjustments in respect of prior periods, including resolution of tax disputes	(12)	(1.7)	(15)	(1.6)
Other	1	0.1	8	0.9
Total tax expense (benefit) and effective income tax rate	$119	16.4	$182	19.6

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended March 31, 2018, relates mainly to the resolution of tax audits in Asia. In 2017, the adjustments related to the resolution of tax audits in the U.S.

Other for the three months ended March 31, 2018 and March 31, 2017 primarily reflects withholding taxes on distributions from our foreign subsidiaries. In 2018, the withholding taxes have largely been offset by the benefit relating to investments in joint ventures in Asia.

10. Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2017 Annual Consolidated Financial Statements.

Effective January 1, 2018, the Office of the Superintendent of Financial Institutions (“OSFI”) has replaced the Minimum Continuing Capital and Surplus Requirements capital adequacy guideline with the Life Insurance Capital Adequacy Test (“LICAT”). SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at March 31, 2018, SLF Inc.’s LICAT ratio exceeded OSFI’s regulatory minimum target. Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2018, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target; as well, it also exceeded OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at March 31, 2018. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2018.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

44	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the three months ended
	March 31, 2018			March 31, 2017
Common shares (in millions of shares)	Number of shares		Amount	Number of shares	Amount
Balance, beginning of period	610.5		$8,582	613.6	$8,614
Stock options exercised	0.2		11	0.1	4
Common shares purchased for cancellation(1)	(3.1	)(2)	(44)	–	–
Balance, end of period	607.6		$8,549	613.7	$8,618

(1)

On August 14, 2017, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 11.5 million common shares between August 14, 2017 and August 13, 2018, through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or third-party share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price. In 2018, the common shares purchased and cancelled under this program were purchased at an average price per share of $53.34 for a total amount of $166. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

1.1 million shares were purchased pursuant to a third-party share repurchase program under an issuer bid exemption order at a discount to the prevailing market price of the common shares on the Toronto Stock Exchange.

10.B.ii Subordinated Debt

On January 30, 2018, SLF Inc. redeemed all of the outstanding $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

10.C Participating Account Seed Capital

In the first quarter of 2018, with OSFI’s approval, seed capital, together with interest earned since demutualization, was transferred from the participating account to the shareholder account. The transfer of seed capital is recorded on our Consolidated Statements of Changes in Equity as a Transfer from participating policyholders’ equity totaling $89, comprised of $50 in SLF Canada and $39 (US$30) in SLF U.S. The transfer of interest on seed capital is included as a reduction in Participating policyholders’ net income (loss) and an increase in Shareholders’ net income (loss) totaling $110, on a pre- and post-tax basis, comprised of $75 in SLF Canada and $35 (US$28) in SLF U.S. At the time of demutualization, OSFI required shareholders to transfer seed capital into the participating account to support participating insurance policies sold after demutualization. It was anticipated that over time the seed capital would no longer be needed and that the seed capital and accumulated interest would be returned to the shareholders, subject to OSFI’s approval. The transfer has no impact on regulatory capital requirements, and will have no adverse impact on the policy dividends or security of benefits of participating policyholders.

11. Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2018	December 31, 2017
Segregated and mutual fund units	$91,527	$91,637
Equity securities	10,514	10,799
Debt securities	3,424	3,517
Cash, cash equivalents and short-term securities	614	457
Investment properties	400	374
Mortgages	14	20
Other assets	245	147
Total assets	$106,738	$106,951
Less: Liabilities arising from investing activities	517	559
Total investments for account of segregated fund holders	$106,221	$106,392

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	45

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
Balances, beginning of period	$99,121	$90,388	$7,271	$6,779
Additions to segregated funds:
Deposits	3,372	3,415	23	22
Net transfer (to) from general funds	(17)	(13)	–	–
Net realized and unrealized gains (losses)	(1,099)	2,429	(304)	307
Other investment income	319	687	45	33
Total additions	$2,575	$6,518	$(236)	$362
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,807	2,539	158	148
Management fees	251	234	14	15
Taxes and other expenses	52	69	(2)	4
Foreign exchange rate movements	(357)	25	(413)	(42)
Total deductions	$2,753	$2,867	$(243)	$125
Net additions (deductions)	(178)	3,651	7	237
Balances, end of period	$98,943	$94,039	$7,278	$7,016

12. Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2018
Revenue	$94	$4,915	$823	$161	$5,993
Shareholders’ net income (loss)	$693	$465	$177	$(642)	$693

March 31, 2017
Revenue	$113	$5,576	$1,634	$(314)	$7,009
Shareholders’ net income (loss)	$574	$387	$122	$(509)	$574

46	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2018
Invested assets	$23,069	$139,146	$6,092	$(22,093)	$146,214
Total other general fund assets	$7,924	$21,497	$17,032	$(29,168)	$17,285
Investments for account of segregated fund holders	$–	$106,170	$51	$–	$106,221
Insurance contract liabilities	$–	$118,926	$7,713	$(7,954)	$118,685
Investment contract liabilities	$–	$3,124	$–	$–	$3,124
Total other general fund liabilities	$8,189	$21,235	$12,948	$(23,961)	$18,411

December 31, 2017
Invested assets	$23,382	$138,145	$6,531	$(21,919)	$146,139
Total other general fund assets	$7,530	$21,437	$17,152	$(29,538)	$16,581
Investments for account of segregated fund holders	$–	$106,341	$51	$–	$106,392
Insurance contract liabilities	$–	$118,003	$8,234	$(8,452)	$117,785
Investment contract liabilities	$–	$3,082	$–	$–	$3,082
Total other general fund liabilities	$8,591	$21,558	$12,822	$(24,089)	$18,882

13. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31, 2018	March 31, 2017
Common shareholders’ net income (loss) for basic earnings per share	$669	$551
Add: increase in income due to convertible instruments(1)	3	3
Common shareholders’ net income (loss) on a diluted basis	$672	$554
Weighted average number of common shares outstanding for basic earnings per share (in millions)	$610	$614
Add: dilutive impact of stock options(2) (in millions)	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	$615	$619
Basic earnings (loss) per share	$1.10	$0.90
Diluted earnings (loss) per share	$1.09	$0.89

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)	Excludes the impact of 1 million stock options for the three months ended March 31, 2018 because these stock options were antidilutive for the period.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	47

14. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended March 31, 2018			For the three months ended March 31, 2017
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,012	$315	$1,327	$1,749	$(98)	$1,651
Unrealized gains (losses) on available-for-sale assets	346	(190)	156	211	70	281
Unrealized gains (losses) on cash flow hedges	(11)	(1)	(12)	(6)	(4)	(10)
Share of other comprehensive income (loss) in joint ventures and associates	(31)	17	(14)	–	10	10
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(347)	62	(285)	(291)	(8)	(299)
Revaluation surplus on transfers to investment properties	145	–	145	6	–	6
Total	$1,114	$203	$1,317	$1,669	$(30)	$1,639
Total attributable to:
Participating policyholders	$9	$2	$11	$16	$(1)	$15
Shareholders	1,105	201	1,306	1,653	(29)	1,624
Total	$1,114	$203	$1,317	$1,669	$(30)	$1,639

48	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Corporate and Shareholder Information

For information about the Sun Life Financial Group of Companies, corporate news and financial results, please visit sunlife.com.

Corporate Office

Sun Life Financial Inc.

1 York Street

Toronto, Ontario

Canada M5J 0B6

Tel: 416-979-9966

Website: www.sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

AST Trust Company (Canada)

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: inquiries@astfinancial.com Website: www.astfinancial.com/ca-en Shareholders can view their account details using AST Trust Company (Canada)’s Internet service, Investor Central.

Register at

https://ca.astfinancial.com/InvestorCentral

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: inquiries@astfinancial.com

United Kingdom

Link Asset Services

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Tel: +44 (0) 345-602-1587

E-mail: enquiries@linkgroup.co.uk

Philippines

Rizal Commercial Banking

Corporation (RCBC)

RCBC Stock Transfer Processing Section

Ground Floor, West Wing,

GPL (Grepalife) Building,

221 Senator Gil Puyat Avenue

Makati City, Philippines

From Metro Manila: 632-318-8567

From the Provinces: 1-800-1-888-2422

E-mail: rcbcstocktransfer@rcbc.com

Hong Kong

Computershare Hong Kong Investor

Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail: hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please

contact the Transfer Agent in the country

where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail:

shareholderservices@sunlife.com

French E-mail:

servicesauxactionnaires@sunlife.com

2018 Dividend Dates

Common Shares

Record Dates	Payment Dates
March 1, 2018	March 29, 2018
May 30, 2018	June 29, 2018
August 29, 2018*	September 28, 2018	*
November 28, 2018*	December 31, 2018	*

*Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the AST Trust Company (Canada) website, www.astfinancial.com/ca-en, or you can contact AST Trust Company (Canada) to have a form sent to you.

Canadian Dividend Reinvestment

and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, AST Trust Company (Canada) at inquiries@astfinancial.com.

Stock Exchange Listings

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E
Series 8R – SLF.PR.G
Series 9QR – SLF.PR.J
Series 10R – SLF.PR.H
Series 11QR – SLF.PR.K
Series 12R – SLF.PR.I

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the normal course issuer bid is available without charge by contacting the Corporate Secretary’s Department at shareholderservices@sunlife.com.

CORPORATE AND SHAREHOLDER INFORMATION	Sun Life Financial Inc.	First Quarter 2018	49

Life’s brighter under the sun

SUN LIFE FINANCIAL INC.

1 York Street Toronto, Ontario Canada M5J 0B6	sunlife.com